Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges(a) for Lazard Group and its subsidiaries on a consolidated basis.

	Nine Months Ended September 30,	Year Ended December 31,
($ in thousands)	2016	2015		2014	2013		2012		2011
Operating income (loss)	$361,014	$530,845		$540,975	$219,009		$121,593		$241,791
Add—Fixed charges	56,057	78,826		91,691	111,317		116,255		114,998

Operating income (loss) before fixed charges	$417,071	$609,671		$632,666	$330,326		$237,848		$356,789

Fixed Charges:
Interest(b)	$38,592	$54,885		$68,205	$87,039		$91,359		$94,211
Other(c)	17,465	23,941		23,486	24,278		24,896		20,787

Total fixed charges	$56,057	$78,826		$91,691	$111,317		$116,255		$114,998

Ratio of earnings to fixed charges	7.44	7.73	(d)	6.90	2.97	(e)	2.05	(f)	3.10

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:

•	earnings for the periods presented represent income before income taxes and fixed charges, and

•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.

(b)	Lazard Group’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.
(c)	Other fixed charges consist of the interest factor in rentals.
(d)	Operating income for the year ended December 31, 2015 is presented after giving effect to a charge of (i) $60,219 associated with the redemption of $450 million of our 2017 Notes, (ii) $2,655 excess interest expense due to the period of time between the issuance of our 3.75% senior notes due 2025 and the settlement of the redemption of the 2017 Notes and (iii) $12,203 relating to a private equity revenue adjustment. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 8.64.
(e)	Operating income for the year ended December 31, 2013 is presented after giving effect to a charge of (i) $64,703 associated with the cost saving initiatives announced by Lazard Group in October 2012, (ii) $54,087 pertaining to the refinancing of our 7.125% senior notes due 2015 and the issuance of our 4.25% senior notes due 2020 and (iii) $12,203 relating to private equity incentive compensation. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 4.14.
(f)	Operating income for the year ended December 31, 2012 is presented after giving effect to (i) a charge in the first quarter of $24,659 relating to severance costs and benefit payments associated with staff reductions, including the acceleration of unrecognized amortization expense of deferred incentive compensation previously granted to individuals being terminated and (ii) a charge in the fourth quarter of $102,576 associated with the cost saving initiatives announced by Lazard Group in October 2012. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.14.